
02027434

4-30-02

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2002


PROCESSED
MAY 15 2002
THOMSON
FINANCIAL

Kookmin Bank

(Translation of registrant's name into English)

9-1, 2-Ga, Namdaemun-Ro, Jung-Gu, Seoul, Korea 100-703

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _____ No X

(If "yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-)

Investor Relations Conference

A conference to discuss Kookmin Bank's operating results for the first quarter of year 2002 and related matters will be held on Monday, April 29, 2002.

■ Date	April 29, 2002
■ Time	16:00 Seoul Time / 07:00 GMT / 02:00 New York / 15:00 Hong Kong & Singapore
■ Venue	KSE Square, Korea Stock Exchange, 33 Yoido-dong, Youngdeungpo-gu Seoul, Republic of Korea
■ Language	Korean and English. A simultaneous interpretation will be available for the english-speaking participants.

The conference will also be accessible as a video webcast through the Investor Relations section of Kookmin Bank's website, www.kookminbank.com. For those unable to attend the conference, a replay will be available on Kookmin Bank's web site.

Exhibit1. First Quarter 2002 Earnings Conference

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kookmin Bank
(Registrant)

Date: April 29, 2002

By: /s/ Jong-Kyoo Yoon
(Signature)

Name: Jong-Kyoo Yoon
Title: Executive Vice President & Chief Financial Officer

Kookmin Bank

KB LISTED NYSE

First Quarter 2002 Earnings Conference

April 29, 2002



Contents



Finance & Integration

I. Financial Overview


ESULTS -2- PRESS RELEASE: UTD FINCL C
TRK 25.90 TRM 10.26 TRM 22.12 TRO 7.12 TRP 12.32
GBND 10.90 GBNE .90 GBNK 12.50 GBSCK 14.40 GBSU

1st Quarter of 2002

Financial Highlights

	1Q 2002	1Q 2001	Yoy growth rate	(1) FY2001
Net Income (bil. won)	672.2	468.8	43.4%	1,486.3
Pre-provision Income	1,195.6	1,043.8	14.5%	3,704.1
Total Assets (tril. Won)	193.9	173.2	12.0%	189.1
Total Deposits	139.0	131.3	5.9%	137.9
Total Loans	118.0	106.1	11.2%	112.9
Shareholders' Equity	9.8	7.3	34.2%	8.9
ROA (%)	1.10	0.98	0.12%p	0.98
ROE	19.19	19.79	-0.6%p	18.16
BIS Capital Adequacy Ratio	(2) 10.25	10.42	-0.17%p	10.23
Substandard & below ratio	3.42	6.08	-2.66%p	3.56
EPS(won)	(3) **8,465**	-		**4,959**

(1) Income Statement figures of the prior year are estimated using a simple pooling method

(2) Estimated

(3) Annualized

Profitability

Overview

(bil. won)

	1Q 2002	1Q 2001	Yoy growth rate	FY2001
Interest Income (a)	1,042.9	950.5	9.7%	3,856.5
Non-interest Income (b)	502.5	423.8	18.6%	1,848.8
General & Admin. Exp (c)	556.3	538.9	3.2%	2,307.6
Provision for Losses (d)	219.9	320.3	-31.3%	1,356.1
Operating Income (a+b-c-d)	769.2	515.1	49.3%	2,041.6
Non-Operating Income	186.3	162.1	14.9%	141.6
Gain on valuation using equity method	(99.0)	(99.8)	(-0.8%)	(427.4)
NIBT	955.5	677.2	41.1%	2,183.2
Tax	283.3	208.4	35.9%	696.9
Net Income	**672.2**	**468.8**	**43.4%**	**1,486.3**
Income before Provision	**1,195.6**	**1,043.8**	**14.5%**	**3,704.1**

Interest Income

(bil. won)

	1Q 2002	1Q 2001	Yoy growth rate	FY2001
Interest on Loans	2,095.8	2,326.9	-9.9%	9,205.3
Interest on Securities	408.9	536.5	-23.8%	2,044.0
Interest on Due from Bank, etc.	34.9	108.8	-67.9%	245.9
Interest Revenues	2,539.6	2,972.2	-14.6%	11,495.2
Interest on Deposits	1,193.0	1,626.4	-26.6%	6,066.9
Interest on Debentures	177.0	210.6	-16.0%	796.7
Interest on Borrowings, etc.	126.7	184.7	-31.4%	775.1
Interest Expenses	1,496.7	2,021.7	-26.0%	7,638.7
Net Interest Income	**1,042.9**	**950.5**	**9.7%**	**3,856.5**

Non-Interest Income

(bil. won)

	1Q 2002	1Q 2001	Yoy growth rate	FY 2001
Trust Income & Fees	109.8	73.4	49.6%	336.9
Commissions on Credit Cards	250.7	183.9	36.3%	891.9
Commissions on NHF Management	44.3	42.6	4.0%	181.5
Other Commissions Received	72.3	75.8	-4.6%	260.1
Others	25.4	48.1	-47.2%	178.4
Non-Interest Income	**502.5**	**423.8**	**18.6%**	**1,848.8**


K B
LISTED
NYSE

Profitability

NIS & NIM

(%)

	1Q 2002	1Q 2001	Changes	FY2001
Net Interest Spread (a-b)	**4.08**	**3.97**	**0.11%p**	**3.89**
Loan Int. Rate in Won (a)	8.31	10.19	-1.88%p	9.47
Deposit Int. Rate in Won (b)	4.23	6.22	-1.99%p	5.58
Net Interest Margin	**3.68**	**3.26**	**0.42%p**	**3.42**
(Excluding Credit Card)	3.14	2.84	0.30%p	2.93

	1999	2000	2001. 3	2001. 10	2001	Mar. 2002
NIS	4.52	3.71	3.97	3.85	3.89	4.08
NIM	3.37	3.25	3.26	3.41	3.42	3.68

Fund Operation and Fund Raising

B/S Summary

(tril. Won)

	1Q 2002	1Q 2001	Yoy growth rate	FY2001
Loans in Won	99.6	85.2	16.9%	94.7
Securities in Won	31.7	33.3	-4.8%	32.1
Credit Card Accounts	5.0	3.1	61.3%	4.7
Assets in Foreign Currency	6.7	9.4	-28.7%	7.0
Others	17.5	18.5	-5.4%	18.4
Total Fund Operating	160.5	149.5	7.4%	156.9
Total Deposits in Won	120.3	107.7	11.7%	117.1
Bank Debentures in Won	9.1	8.0	13.8%	7.8
Liabilities in Foreign Currency	4.9	6.2	-21.0%	5.5
Others	16.4	20.3	-19.2%	17.6
Shareholders' Equity	9.8	7.3	34.2%	8.9
Total Fund Raising	160.5	149.5	7.4%	156.9


KB
LISTED
NYSE

Fund Operation and Fund Raising

Asset Composition


Loans in Won
57.0%
Securities in Won
22.2%
Credit Card 2.1%
Assets in F/C
6.3%
Others 12.4%
Loans in Won
Securities in Won
19.7%
Credit Cards 3.1%
Assets in F/C
4.2%
Others
10.9%

Fund Raising


Deposits in Won
Debentures in Won
5.4%
ities in F/C
4.1%
Others
13.6%
Shareholders' Equity
4.9%
Deposits in Won
Debentures in Won
5.7%
ities in F/C
3.0%
Others
10.2%
Shareholders' Equity
6.1%


K B
NYSE

Fund Operation and Fund Raising

Loans in Won

(tril. won)

	1Q 2002	1Q 2001	Yoy growth rate	FY2001
Household	63.4	50.5	25.5%	60.2
Mortgage	26.8	22.5	19.1%	25.4
General	36.6	28.0	30.7%	34.8
Corporate	36.2	34.7	4.3%	34.5
SME	29.5	25.6	15.2%	27.9
Large	6.7	9.1	-26.4%	6.6
Total	99.6	85.2	16.9%	94.7

Large 10.7%
Mortgage 26.4%
SME 30.0%
General Household 32.9%

Large 6.7%
Mortgage 26.9%
SME 29.6%
Household 36.7%

Fund Operation and Fund Raising

Highly Secured Household Loans (1Q 2002)

Unsecured
16.8%
Secured
83.2%
Other
Guarantee**
1.2%
Credit
Guarantee*
14.6%
Movable
4.7%
Other
19.0%
Estates
60%

* Guaranteed by Korea Credit Guarantee Fund

** Guaranteed by financial institutions



Fund Operation and Fund Raising

Position Against Household Defaults

Against Bubbles in the Property Value

✓ Lower the LTV (9~18%)

✓ Reduce Appraisal Value of Over-Appreciated Segment (10%)

✓ Reduce Appraisal Value for Loans with over 300 mil won in Collateral (14%)

✓ Offer Differentiated LTV according to Customer's Credit Standing

Against Rising Credit Risk

✓ Enhance Individual's Credit Scoring System

- Purpose: Set up an Efficient Risk Management System and Establish Flexible Lending Strategy
- Target: All Loans Including the Secured (excluding policy loans such as student loans)
- Application Area
  - Run a CSS at the time of New loans and Renewals
  - Conduct a Customer Maintenance Credit Review
  - Detect Early Signals of Credit Problem by Utilizing the External Credit Information


K B
NYSE

Fund Operation and Fund Raising

Deposits in Won

(tril. won)

	1Q 2002	1Q 2001	Yoy growth rate	FY2001
Core Deposits	37.9	28.4	33.5%	37.3
Time & Savings	78.3	73.6	6.4%	75.6
Time Deposits	58.4	53.7	8.8%	54.7
CD, RP& Bill Sold	4.1	5.7	-28.1%	4.2
Total	120.3	107.7	11.7%	117.1


CD, RP & Bill Sold 5.3%
Core Deposits 26.4%
Time & Savings 68.3%
CD, RP & Bill Sold 3.4%
Core Deposits 31.5%
2002
Time & Savings 65.1%


KB
NYSE

Asset Quality

Overview

(bil. won)

	1Q 2002	1Q 2001	Yoy Changes	FY2001
TotalCredit	118,006.1	106,094.1	11,912.0	112,919.5
Normal	109,408.1	94,201.9	15,206.2	104,284.3
Precautionary	4,562.5	5,440.7	-878.2	4,620.5
Substandard	2,473.6	4,341.8	-1,868.2	2,484.4
Doubtful	1,276.3	1,632.5	-356.2	1,221.7
Estimated Loss	285.6	477.2	-191.6	308.6
Substandard and Below Loans	4,035.5	6,451.5	-2,416.0	4,014.7
Substandard and Below/Total Loans	3.42%	6.08%	-2.66%p	3.56%
Loan Loss Reserve (LLR)*	2,732.9	3,687.9	-955.0	2,689.6
LLR/Substandard and Below	67.7%	57.2%	10.5%p	67.0%
NPLs Sold	-	156.8	-156.8	1,333.3
Write-offs	186.6	264.0	-77.4	1,862.4
Total	186.6	420.8	-234.2	3,195.7

* Include Allowance for Valuation of Receivable in Trust Accounts

Asset Quality

Delinquency

(bil. won)

	1Q 2002	1Q 2001	Changes	FY2001 pf
Delinquent Loans	2,827.5	3,423.7	-596.2	2,742.1
Total Loans	114,138.8	101,854.0	12,284.8	109,357.8
Delinquency Ratio	2.48%	3.36%	-0.88%p	2.51%

Substandard and below
Delinquency ratio

10.0
9.0
8.0
7.0
6.0
5.0
4.0
3.0
2.0

9.52 6.09 4.75 4.52 3.56 3.42
5.18 3.70 2.90 2.93 2.51 2.48

1999 2000 2001.6 2001. 10 2001 2002. 3



II. Integration Progress



Integration Progress

Integration Progress

Progress by Sectors

Organization	Channel
IT	HR / Performance Management

Integration Progress

Organization

March 2002

Board of Directors

- Standing: 7 ➡ 4
- Non-Standing: 18 ➡ 9

EVP

- 18 ➡ 14

Headquarter

- 23(101 teams) ➡ 19(84 teams)

Regional Headquarters

- 19 ➡ 16

September 2002

Ex-Kookmin Branches

+

Ex-H&CB Branches

Integration Progress


Channel
Customer Segmentation
April 2002
May
June
July
... .
December
Affluent
Upper Mass
Mass
Retail
Large Corporate
SME
SOHO
Corporate
PB
1-2 Branches per Quarter
RM
176 Branches
SOHO
500 Teams
Mass Market
Call Center Integration & Expansion
Back-Office Operation Centralization

Integration Progress

IT

✓ **January 2002**
Select One System People Integration
(Under 1 Division, 14 Teams)

✓ **March 2002**
Plan System Integration by Key Areas
(i.e. Accounts, MIS, Sysplex, etc.)

✓ **June ~ September 2002**
Build and test the integrated IT System

✓ **September 22, 2002**
Complete the IT Integration

HR/Performance Mgt.

✓ **March ~ December 2002**
Conduct Communication Workshop for
Performance Measurement System

✓ **April ~ August 2002**
Build the Performance Measurement System
(i.e. MOR/ABC/Managerial)

✓ **July 2002**
Re-allocation of Employees under the new
Channel strategy
- Corporate Banking Team (1,000)
- Supporting Center (1,200)
- Call Center (700)
- PB Branches(60)

✓ **September ~ December 2002**
Test the System and build the database for P.M.S

✓ **New HR Policy includes:** title, rank, compensation, promotion, subject to the union's consent